J Sainsbury plc

82-913

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC20549
USA

Ext: 6505
Fax: 020 7695 6505
Your Ref:
Our Ref:
Date: 16 December 2005



SUPPL

Dear Sir

J Sainsbury plc announces : Director/PDMR Shareholding, SAYE Option Grant and Holdings in company

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 15 and 16 December 2005.

Yours faithfully



David Kinnair
Company Secretariat

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

38

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

299.75p

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

231,847

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

....

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

James John McCarthy

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

James John McCarthy - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

38

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

299.75p

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

50,078

16. Date issuer informed of transaction

15 December 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

…………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

…………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc share purchase plan trust

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

HDSL Nominees Limited - SIP

8 State the nature of the transaction

Purchase

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

38

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

299.75p

14. Date and place of transaction

15 December2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

35,888

16. Date issuer informed of transaction

15 December 2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

…………………………………

19. Total amount paid (if any) for grant of the option

…………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

………………………………….

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)and (ii)

3. Name of *person discharging managerial responsibilities/director*

Justin Matthew King

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Justin Matthew King - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$*p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005…………………………

18. Period during which or date on which it can be exercised

1 March 2011- 31 August 2011…………………………………

19. Total amount paid (if any) for grant of the option

n/a…………………………………

20. Description of *shares* or debentures involved (*class* and number)

6,969 Ordinary Shares $28^{4/7}$ *p each* …………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Gwyn Burr

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Gwyn Burr - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005……………………….

18. Period during which or date on which it can be exercised

1March 2009 – 31 August 2009………………………………

19. Total amount paid (if any) for grant of the option

n/a………………………………

20. Description of *shares* or debentures involved (*class* and number)

4,047 Ordinary Shares $28^{4/7}$ *p each* ………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Michael Andrew Coupe

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Michael Andrew Coupe - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005…………………………

18. Period during which or date on which it can be exercised

1 March 2009 – 31 August 2009………………………………

19. Total amount paid (if any) for grant of the option

n/a…………………………………

20. Description of *shares* or debentures involved (*class* and number)

4,047 Ordinary Shares $28^{4/7}$ *p each* …………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Hamish Elvidge

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Hamish Elvidge - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005……………………………

18. Period during which or date on which it can be exercised

1 March 2009 – 31 August 2009……………………………………

19. Total amount paid (if any) for grant of the option

n/a……………………………………

20. Description of *shares* or debentures involved (*class* and number)

1,149 Ordinary Shares $28^{4/7}$ *p each* ……………………………………

……………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p……………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Timothy Fallowfield

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Timothy Fallowfield - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares,* debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares,* debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005…………………………

18. Period during which or date on which it can be exercised

1March 2009 - 31 August 2009……………………………….

19. Total amount paid (if any) for grant of the option

n/a……………………………….

20. Description of *shares* or debentures involved (*class* and number)

1,295 Ordinary Shares $28^{4/7}$ *p each* ……………………………….

……………………………….

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p……………………………….

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

Kennedy McMeikan

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

Kennedy McMeikan - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005……………………….

18. Period during which or date on which it can be exercised

1 March 2011 – 31 August 2011…………………………….

19. Total amount paid (if any) for grant of the option

n/a………………………………

20. Description of *shares* or debentures involved (*class* and number)

6,969 Ordinary Shares $28^{4/7}$ *p each* ………………………………

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

1. Name of the *issuer*

J Sainsbury plc

2. State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(i)

3. Name of *person discharging managerial responsibilities/director*

James John McCarthy

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

N/A

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

James John McCarthy - J Sainsbury plc save as you earn scheme

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

Ordinary Shares $28^{4/7}$ *p each*

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

n/a

8 State the nature of the transaction

Save As You Earn Option granted

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

n/a

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

n/a

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

n/a

13. Price per *share* or value of transaction

n/a

14. Date and place of transaction

15 December 2005

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

n/a

16. Date issuer informed of transaction

15 December2005

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

15 December 2005…………………………

18. Period during which or date on which it can be exercised

1 March 2009 – 31 August 2009………………………………

19. Total amount paid (if any) for grant of the option

n/a…………………………………

20. Description of *shares* or debentures involved (*class* and number)

4,047 Ordinary Shares $28^{4/7}$ *p each* …………………………………

…………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

231.00p…………………………………

22. Total number of *shares* or debentures over which options held following notification

…………………………………

23. Any additional information

…………………………………

24. Name of contact and telephone number for queries

David Kinnair 0207 695 6505

Name and signature of duly authorised officer of *issuer* responsible for making notification

Hazel Jarvis

Date of notification

15 December 2005

RECEIVED
2006 JAN -4 P 12:34
OFFICE OF INTERNATIONAL CORPORATE FINANCE

J Sainsbury plc announces notification of major interests in shares

On 15 December 2005, Sainsbury's received notification that AXA S.A. and its Group companies were interested in 208,926,783 ordinary shares representing 12.27% of the issued share capital. These shares are represented by a beneficial interest of 1,559,605 (0.09%) and a non-beneficial interest of 207,367,178 (12.18% - previously disclosed 11.96%), the majority of which, 206,275,324 was held by AXA Financial, Inc on behalf of Bernstein. AXA's previously disclosed total shareholding was 12.05%.

16 December 2005

J Sainsbury plc has been informed by Miss Judith Portrait in her capacity as Trustee of various Sainsbury Settlements including Charitable Trusts, that her substantial interest in the Company has decreased.

As a result her reportable interest is now 18 per cent instead of the 19 per cent previously reported. Judith Portrait is now interested in 323,703,349 shares.

A copy of the Notice received is attached:

NOTICE

Judith Portrait hereby notifies J Sainsbury plc ("the Company") of the following changes to her interest in shares ("relevant shares") comprised in the relevant share capital of the Company (within the meaning of Section 198, Companies Act 1985): -

(1) as Trustee of certain family Trusts and charities she has sold 807,536 shares in the Company;

(2) following the sale mentioned in (1) above, she is interested, in all capacities, in approximately the following number of relevant shares: -

Judith Portrait - 18% (323,703,349 shares in aggregate)

16 December 2005

J Sainsbury plc has been informed by Lord Sainsbury of Preston Candover KG that following a sale of shares not beneficially held by him, his overall interest in the Company's shares has decreased. As a result his reportable interest is now 3.89% (66,077,498 shares) instead of the 4% previously reported.